UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                        For the date of 11 January, 2006

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




               For immediate release - Wednesday, 11 January 2006

                            Board Appointment at AIB


Allied Irish Banks, p.l.c. is pleased to announce that Mr. John O'Donnell, whose appointment as Group Finance Director Designate was announced on 22 July 2005, has today been appointed to the Board as Group Finance Director.

Mr. O'Donnell (51) joined AIB in 1989 from ICC Bank to take up the post of Director, AIB International Financial Services. In 1995 he was appointed Managing Director, AIB Corporate Finance and from 2001 to his appointment to his current role in July 2005 he was Head of Investment Banking, AIB Capital Markets.

                                      ENDS




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  11 January, 2006                         By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.